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                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                           KING PHARMACEUTICALS, INC.
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                                (Name of Issuer)


                        COMMON STOCK, WITHOUT PAR VALUE
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                         (Title of Class of Securities)

                                   49558210-8
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                                 (CUSIP Number)

                           CHARLES E. H. LUEDDE, ESQ.
    10 SOUTH BROADWAY, SUITE 2000, ST. LOUIS, MISSOURI 63102 (314) 241-9090
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                AUGUST 31, 2000
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            (Date of Event which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 49558210-8              13D                        PAGE  2 OF  6 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

    DENNIS M. JONES; JUDITH A. JONES
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    00
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES
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                7   SOLE VOTING POWER
  NUMBER OF
                    8,865,111
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    8,865,111
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,865,111
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.3%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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CUSIP No.  49558210-8                 13D                     Page 3 of 6 Pages
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ITEM 1.  Security and Issuer.

         Common Stock, without par value (including certain rights relating thereto)
         King Pharmaceuticals, Inc.
         501 Fifth Street
         Bristol, Tennessee 37620

ITEM 2.  Identity and Background.

(a)      Dennis M. Jones and Judith A. Jones, husband and wife

(b)      c/o  Jones Pharma Incorporated
              1945 Craig Road
              St. Louis, Missouri  63146

(c) Dennis M. Jones was the founder and is the former Chairman of the Board and Chief Executive Officer of Jones Pharma Incorporated. Judith A. Jones is the former Executive Vice President of Corporate Affairs, Secretary and Treasurer of Jones Pharma Incorporated. Both Mr. and Mrs. Jones served continuously as Directors of Jones Pharma Incorporated from 1981 through August 31, 2000. Effective as of the close of business on August 31, 2000, Jones Pharma Incorporated merged with a subsidiary of King Pharmaceuticals, Inc. (the "Issuer") and became a wholly-owned subsidiary of the Issuer. Mr. Jones currently serves as a consultant to the Issuer.

(d)      Not applicable.

(e)      Not applicable.

(f)      Both Mr. and Mrs. Jones are citizens of the United States of America.

ITEM 3.  Source and Amount of Funds and Other Consideration.

         Mr. and Mrs. Jones acquired an aggregate of 7,156,517 shares of the Common Stock of the Issuer as of the effectiveness of the merger of Jones Pharma Incorporated with a wholly-owned subsidiary of the Issuer (the "Jones/King Merger") in exchange for their prior holdings of shares of the common stock of Jones Pharma Incorporated. Of the shares so acquired, 4,572,272 are held by the Dennis M. Jones Revocable Trust and 2,584,245 are held by the Judith A. Jones Revocable Trust.

         Under non-statutory options granted to Mr. and Mrs. Jones on January 2, 1996, each of Mr. and Mrs. Jones held options to acquire additional shares of the Common Stock of Jones Pharma Incorporated. Upon the effectiveness of the Jones/King Merger, such options were converted into and exchanged for options to acquire an aggregate of 1,708,594 shares of the Common Stock of the Issuer. Mr. Jones holds options to acquire 1,366,875 of such shares and Mrs. Jones holds options to acquire 341,719 of such shares. Under the terms of the option agreements relating to such shares, such options will expire unless exercised on or before August 31, 2001. These options are exercisable at an adjusted option price per share of $4.22. At the time of the exercise of such options, the optionee will be required to recognize as ordinary income an amount per share equal to the difference between the exercise price and the fair market value on the date of exercise and the Issuer will be entitled to a tax deduction for a like amount. In lieu of making payment of the exercise price in cash, the terms of the applicable option plans permit the exercise price to be paid by means of surrender of outstanding shares having a market value equal to such exercise price, however such means of payment does not eliminate the income tax treatment relating to the premium of the market value over the exercise price as of the date of exercise.


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CUSIP No.  49558210-8                 13D                     Page 4 of 6 Pages
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ITEM 4.  Purpose of the Transaction.

         As set forth in Item 2, the transaction is the result of the Jones/King Merger which became effective on August 31, 2000. In connection with the Jones/King Merger, each previously outstanding share of the common stock of Jones Pharma Incorporated was converted into and exchanged for 1.125 shares of the Common Stock of the Issuer.

         Mr. and Mrs. Jones' holdings of shares of the Common Stock of the Issuer represent a continuing investment position in the operations formerly conducted by Jones Pharma Incorporated as an independent entity. Neither Mr. nor Mrs. Jones contemplates the acquisition of additional shares of the Common Stock of the Issuer except in connection with the exercise of the non-statutory options described in Item 2 above. Mr. and Mrs. Jones may from time to time engage in sales or other dispositions of shares of the Common Stock of the Issuer in order to provide increased liquidity and diversity to their respective portfolios and/or to provide funding for anticipated income tax liabilities associated with the exercise of the non-statutory options described in Item 2 above. In addition to sales on the New York Stock Exchange or in privately negotiated transactions, such sales may involve the writing of call options and/or hedging techniques. Mr. and Mrs. Jones may also make charitable or other gifts of shares from time to time.

         In order to comply with "pooling of interests" accounting treatment to be accorded to the Jones/King Merger and Accounting Series Release 135 adopted by the Securities and Exchange Commission, Mr. and Mrs. Jones have agreed not to effect any disposition of shares prior to the announcement by the Issuer of financial results including combined operations of Jones Pharma Incorporated and the Issuer for a period of at least thirty days following the effective date of the Jones/King Merger.

         Since each of Mr. and Mrs. Jones was an "affiliate" of Jones Pharma Incorporated prior to its acquisition by King, resales of the shares of Common Stock of the Issuer received by them as a result of the Jones/King merger is subject to the safe harbor restrictions arising set forth in Rule 145 under the Securities Act of 1933, as amended (the "Securities Act"). The offer and sale by the Issuer of shares of its Common Stock issuable upon exercise of options originally issued by Jones Pharma Incorporated will be the subject of a Registration Statement on form S-8 under the Securities Act. Shares acquired as a result of such exercises may be resold by persons who are not affiliates of the Issuer without limitation under either Rule 144 or Rule 145 under the Securities Act. For such purposes, neither Mr. nor Mrs. Jones is deemed to be an "affiliate" of the Issuer.

         Except insofar as the acquisition of Jones Pharma Incorporated by the Issuer (which gave rise to Mr. and Mrs. Jones' holdings of shares of the Common Stock of the Issuer) itself represents an extraordinary corporate transaction for the Issuer, the transaction does not have as its purpose:

         (i)      the bringing about of any future extraordinary transactions;

         (ii) the sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

         (iii) any change in the present board of directors or management of the Issuer (although it should be noted that pursuant to the terms of the Jones/King Merger, Mr. G. Andrew Franz, the former President and Chief Operating Officer of Jones Pharma Incorporated and the son-in-law of Mr. and Mrs. Jones, has been elected to the board of directors of the Issuer);

         (iv) any material change in the capitalization or dividend policy of the Issuer;

         (v) other material changes in the Issuer's business or corporate structure;



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CUSIP No.  49558210-8                 13D                     Page 5 of 6 Pages
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         (vi)     changes in the Issuer's charter or by-laws; or

         (vii) causing the Common Stock of the Issuer to be delisted from the NYSE or to become eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934.

Although not related to the purpose of the transaction, it should be noted that as a consultant to the Issuer, Mr. Jones may from time to time be asked to provide his views on one or more of the types of transactions or actions described in this paragraph.

ITEM 5.  Interest in Securities of the Issuer.

         (a)      Dennis M. Jones and Judith A. Jones  8,865,111 shares*  5.3%**

                  * includes 1,708,593 shares which may be acquired upon
                    exercise of non-statutory options.

                  **percent of class is based upon: (i) number of shares of the
                    Issuer outstanding on August 10, 2000, plus (ii) 1.125 times the number of shares of Jones Pharma Incorporated outstanding on August 10, 2000, plus (iii) the shares which may be acquired under such non-statutory options.

         (b) Although each of Mr. and Mrs. Jones individually have sole power to vote their respective shares and sole dispositive powers, each of them may be deemed to possess shared voting and dispositive powers over the shares owned by the other. Each of Mr. and Mrs. Jones have historically disclaimed economic ownership of shares held by the other, however, the shares of both parties are subject to the dispositive terms of the redemption agreement described in Item 6 below.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         During August 1998 Jones Pharma Incorporated purchased "key employee" insurance policies on the joint lives of Mr. and Mrs. Jones in policies having an aggregate death benefit of $40,000,000. The policies represent a combination of term and whole life insurance intended to provide for level premium expense aggregating approximately $865,000 per year. Contemporaneously with the purchase of these policies, Jones Pharma Incorporated entered into an agreement with Mr. and Mrs. Jones (individually and as the trustees of their respective revocable trusts holding shares of the common stock of Jones Pharma Incorporated). Pursuant to such agreement, at the time of the death of the second to die of Mr. or Mrs. Jones, their estates or the successor trustees of their trusts or any beneficiary of such trusts receiving a distribution of shares of Jones Pharma Incorporated or its successor is given the option to require Jones Pharma Incorporated or its successor to repurchase some or all of such shares of common stock.

         For purposes of such redemption agreement, the Issuer may be deemed to constitute a "successor" to Jones Pharma Incorporated and accordingly the agreement remains in effect and could require that the Issuer (or Jones Pharma Incorporated, depending on which owns the policies at the time of death) repurchase shares of the Common Stock of the Issuer held by the estates, trusts or beneficiaries of Mr. and Mrs. Jones.



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CUSIP No.  49558210-8                 13D                     Page 6 of 6 Pages
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         The purchase price applicable to any such repurchase will equal the average closing price for such stock for the ten days preceding the date of death giving rise to the exercise of the option. The option may only be exercised by notice given not later earlier than seven nor later than eight months after the date of death giving rise to the option and any resulting repurchase shall be made within thirty days of such notice of exercise. The agreement limits the obligation to effect such repurchases to the amount of the proceeds received under the policies. The agreement also provides that no borrowings against the cash values in the policies may be made nor may the insurance be cancelled without the consent of Mr. and Mrs. Jones. Mr. and Mrs. Jones agreed with Jones Pharma Incorporated that in the event of any termination of the policies under circumstances in which Jones Pharma Incorporated does not recover its full premium costs, they will reimburse such unrecovered cost.

ITEM 7.  Material to be Filed as Exhibits.

Exhibit 1: Stock Redemption Agreement dated as of August 31, 1998, by and among Jones Pharma Incorporated and Dennis M. Jones (individually and as trustee of the Dennis M. Jones Amended and Restated Revocable Trust dated March 16, 1993) and Judith
                  A. Jones (individually and as trustee of the Judith A. Jones Amended and Restated Revocable Trust dated June 8, 1993). [INCORPORATED BY REFERENCE TO EXHIBIT 1 TO SCHEDULE 13D FILED BY DENNIS M. JONES AND JUDITH A. JONES IN RESPECT OF JONES PHARMA INCORPORATED ON APRIL 20, 1999.]

Exhibit 2:        Rule 13d-1(k)(1) Joint Filing Agreement.


         After reasonable inquiry, and to the best of the undersigneds' knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



                                   /s/ Dennis M. Jones
                                 -----------------------------
                                 Dennis M. Jones
                                   Individually and as Trustee of the
                                   Dennis M. Jones Amended and Restated
                                   Revocable Trust dated March 16, 1993

                                 Date: September 1, 2000



                                   /s/ Judith A. Jones
                                 -----------------------------
                                 Judith A. Jones
                                   Individually and as Trustee of the
                                   Judith A. Jones Amended and Restated
                                   Revocable Trust dated June 8, 1993

                                 Date: September 1, 2000